Mail Stop 4561

March 18, 2009

David M. Barnes
Chief Executive Officer
MDwerks, Inc.
Windolph Center, Suite I 1020 N.W. 6<sup>th</sup> Street
Deerfield Beach, FL 33442

> **Re:** **MDwerks, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **File No. 333-118155**

Dear Mr. Barnes:

We have reviewed your response letter dated February 27, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 29, 2009.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Notes to Consolidated Financial Statements, page F-7

Note 4 – Notes Payable, page F-11

1.  Your response to prior comment number 2 appears to refer to the guidance provided for in FASB Staff Position APB 14-1, which is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years; early adoption is not permitted. Please note that our prior comment referred to Accounting Principles Board (APB) Opinion Number 14.

2.  We reissue our prior comment since your response to prior comment number 2 does not address the question underlying that comment. Tell us why the proceeds of the transactions represent the fair value of the notes or preferred shares. That is, the theoretical value is simply the sum of the face value of the note and the fair

value of the warrants. Explain why the <u>face value</u> of the note is being used as a substitute for <u>fair value</u> of the notes. The *face* value and *fair* value are typically different amounts. Please advise.

\* \* \* \* \* \* \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jason Niethamer, Senior Staff Accountant, at (202) 551-3855 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief